UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001-42277

Global Engine Group Holding Limited

(Translation of registrant’s name into English)

Room C, 19/F, World Tech Centre,

95 How Ming Street, Kwun Tong, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Corporate Governance

This current report on Form 6-K is being filed to clarify the home country rule exemption disclosure in our Form 20-F for the fiscal year ended June 30, 2024, specifically, in reference to Nasdaq Rules 5635 (as defined below).

As a foreign private issuer, we are permitted, in lieu of certain requirements of the NASDAQ Stock Market Marketplace Rules (the “Nasdaq Rules”) and subject to certain exceptions, to follow the practices of our home country, which for the purpose of such rules is the British Virgin Islands, pursuant to the home country rule exemption set forth under Nasdaq Rules 5615(a)(3).

We elected to be exempt from the requirements under Nasdaq Rules 5635. Nasdaq Rules 5635 generally provides that shareholder approval is required prior to issuance (or potential issuance) of securities in relation to (i) the acquisition of the stock or assets of another company; (ii) a change of control, (iii) the establishment or amendment of certain equity based compensation plans and arrangements; and (iv) transactions other than public offerings whereby there is a 20% Issuance at a price that is less than the Minimum Price, as defined in Nasdaq Rules 5635(d). Our British Virgin Islands counsel, Ogier, has provided a letter to Nasdaq certifying that under British Virgin Islands law and our currently effective amended and restated memorandum and articles of association, we are not prohibited from issuing securities without first obtaining shareholder approval where such issuance of securities otherwise requires shareholder approval under Nasdaq Rules 5635.

Except for the foregoing, there are no material differences in our corporate governance practices from those of U.S. domestic companies under the listing standards of The Nasdaq Stock Market.

2025 Equity Incentive Plan

On August 5, 2025, the board of directors of Global Engine Group Holding Limited (the “Company”) approved and adopted the Company’s 2025 Equity Incentive Plan (the “Plan”), which shall become effective on August 8, 2025. A copy of the plan is filed hereto as Exhibit 10.1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2025	Global Engine Group Holding Limited

	By:	/s/ Andrew, LEE Yat Lung
Andrew, LEE Yat Lung
Chief Executive Officer

Exhibits Index

Exhibit No.	Description
10.1	2025 Equity Incentive Plan

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